

Elliott Management's Perspectives

January 13, 2014

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "should," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. The statements made and conclusions reached in this presentation represent the views and opinions of Elliott Management, except where expressly stated otherwise.

[1]

Why Are We Here?

Elliott Management – holder of 6.2% of Juniper's common stock – welcomes the opportunity to present its viewpoints to Juniper's board and management on the best way to deliver significant value to shareholders

- Elliott has tremendous respect for Juniper's impressive history. Founded by Pradeep Sindhu and led by CEO Scott Kriens, Juniper rose to become a networking powerhouse in the late 1990s/early 2000s through aggressive innovation and product focus
- Today, Juniper's new CEO and board face a vastly different set of challenges in a larger and more complex company:
  - Juniper's stock has severely and consistently underperformed the market and its peer group by any objective measure and over any relevant time period
  - This underperformance has been driven by the Company's 1) outsized cost structure, 2) inefficient capital structure, 3) poor M&A track record and 4) execution issues caused by unsuccessful extensions into security and enterprise switching
  - As a result of this underperformance, Juniper's shareholders and the investment community at large are significantly frustrated
- We believe Juniper should implement the following low-risk, high-reward initiatives to drive long-term shareholder value:
  1. **Cost Realignment**: $200M run-rate reduction in operating expenses from their 2013 level to right-size the cost structure such that it is closer to that of the company's peers and more proximate to what is prudent and efficient
  2. **Capital Return**: $3.5B share repurchase program comprised of an immediate $2.5B stock repurchase, a $1.0B repurchase in 2015 and an ongoing commitment to return 50% of free cash flow (including a $0.125/share quarterly dividend)
  3. **Product Portfolio Optimization**: Review of the security and switching businesses to streamline Juniper's product portfolio to focus on projects and areas where Juniper has clear competencies and the greatest risk-adjusted return on investment
  - ***We believe these value initiatives can collectively result in a stock price of $35-$40 per share, ~57%-77% above the current price*** (1)

Juniper has an incredible opportunity to deliver long-overdue value to shareholders through the above simple and achievable steps, which can lead to a stock price of $35-$40 per share in our view

1. Current price as of 1/9/14.

About Elliott Management



Elliott, founded in 1977, is one of the oldest private investment firms of its kind under continuous management. The firm's investors include pension funds, private endowments, charitable foundations, family offices, and employees of the firm

- More than $23 billion of assets under management

- Extensive experience in the technology sector, including successful investments in NetApp, BMC, Brocade, Novell, MSC Software, Epicor Software, Blue Coat Systems, and others

       

- Long-term view of investments and a focus on creating value for all stockholders

ELLIOTT'S RESEARCH AND PERSPECTIVES ON JUNIPER

- We have conducted exhaustive research over the past 12 months to better understand Juniper's operations and strategy, including working with respected technology and management consultants to diligence the broader networking industry and Juniper's position within its markets

- We have worked with engineers to examine and assess the capabilities and competitive positioning of Juniper's products and technologies across its routing, switching and security offerings and have conducted a survey of over 200 IT decision makers, enabling us to better understand the networking landscape from a customer's perspective and to identify what factors are most important in driving purchasing behavior

- We have retained senior executives in the networking and broader technology marketplaces to advise us on higher-level corporate considerations

- Our conclusion from this analysis is that Juniper's assets are valuable and strategic and that the business possesses several fundamental upside drivers over the medium-term but that its future will be increasingly difficult if Juniper continues with its existing strategy

  — We believe the implementation of several low-risk, high-reward value creation initiatives is needed to fully realize Juniper's value potential

[3]



Juniper's Severe and Prolonged Stock Price Underperformance

By any objective measure, over any relevant time period and against any pertinent benchmark, Juniper's shares have significantly underperformed

Juniper is unique in that it has such material and consistent underperformance across benchmarks but also possesses such readily apparent and implementable levers to drive long-term shareholder value

	Ending November 4, 2013 [1]							
	1-Year	2-Year	3-Year	4-Year	5-Year	7-Year	10-Year	Since IPO [2]
1. Versus 10-K Peers [3]								
Juniper	8%	(23%)	(45%)	(28%)	(2%)	10%	(0%)	12%
10-K Peers	58%	30%	19%	47%	108%	44%	102%	133%
Over/(under) performance	**(50%)**	**(53%)**	**(65%)**	**(74%)**	**(110%)**	**(34%)**	**(102%)**	**(121%)**
2. Versus Proxy Peers - Primary Peer Group [4]								
Juniper	8%	(23%)	(45%)	(28%)	(2%)	10%	(0%)	12%
Proxy Peers - Primary Peer Group	23%	21%	28%	82%	151%	58%	106%	242%
Over/(under) performance	**(15%)**	**(44%)**	**(74%)**	**(110%)**	**(153%)**	**(48%)**	**(106%)**	**(230%)**
3. Versus Proxy Peers - Large Tech Company Peer Group [5]								
Juniper	8%	(23%)	(45%)	(28%)	(2%)	10%	(0%)	12%
Proxy Peers - Large Tech Company	33%	41%	51%	76%	154%	93%	383%	430%
Over/(under) performance	**(25%)**	**(64%)**	**(96%)**	**(104%)**	**(155%)**	**(83%)**	**(383%)**	**(418%)**
4. Versus NASDAQ [6]								
Juniper	8%	(23%)	(45%)	(28%)	(2%)	10%	(0%)	12%
NASDAQ	34%	51%	59%	101%	135%	82%	124%	75%
Over/(under) performance	**(26%)**	**(74%)**	**(104%)**	**(129%)**	**(136%)**	**(72%)**	**(125%)**	**(63%)**
5. Versus S&P 500 [7]								
Juniper	8%	(23%)	(45%)	(28%)	(2%)	10%	(0%)	12%
S&P 500	28%	47%	54%	84%	96%	51%	106%	76%
Over/(under) performance	**(20%)**	**(70%)**	**(100%)**	**(112%)**	**(98%)**	**(41%)**	**(106%)**	**(64%)**

Source: Bloomberg. Represents total return including dividends.
1. November 4, 2013 represents the last day before Elliott's purchase of material amounts of JNPR shares began.
2. Since June 25, 1999, the first day of trading for JNPR's shares.
3. 10-K Peers include CSCO, ALU FP, BRCD, EXTR, HPQ, CHKP, FFIV, FTNT, and PANW.
4. Proxy Peers – Primary Peer Group includes EMC, QCOM, EBAY, GLW, BRCM, SYMC, SNDK, NTAP, CA, ADBE, INTU, VMW, XLNX, CTXS, ALTR, and ADSK.
5. Proxy Peers – Large Tech Company Peer Group includes AAPL, AMAT, CSCO, CSC, EBAY, EMC, GOOG, HPQ, IBM, INTC, MSFT, MSI, ORCL, QCOM, STX, and TXN.
6. Total return of CCMP Index.
7. Total return of SPX Index.

[4]

Juniper's Severe and Prolonged Stock Price Underperformance (cont'd)

Stock price underperformance is a major criterion by which proxy advisory services (e.g., ISS, Glass Lewis) and proxy groups at large mutual funds evaluate a company

7-YEAR [1]



5-YEAR [1]



3-YEAR [1]



1-YEAR [1]



Source: Bloomberg. Represents total return including dividends.
1.   Period ending November 4, 2013, representing the last day before Elliott's purchase of material amounts of JNPR shares began.
2.   10-K Peers include CSCO, ALU FP, BRCD, EXTR, HPQ, CHKP, FFIV, FTNT, and PANW.
3.   Proxy Peers – Primary Peer Group includes EMC, QCOM, EBAY, GLW, BRCM, SYMC, SNDK, NTAP, CA, ADBE, INTU, VMW, XLNX, CTXS, ALTR, and ADSK.
4.   Proxy Peers – Large Tech Company Peer Group includes AAPL, AMAT, CSCO, CSC, EBAY, EMC, GOOG, HPQ, IBM, INTC, MSFT, MSI, ORCL, QCOM, STX, and TXN.

Over the past 3 years, Juniper has underperformed the NASDAQ by over 100%, driven by the company's inefficient cost structure, poor capital structure and execution missteps in security and enterprise switching

Such Significant Loss of Shareholder Value is Avoidable. Change is Possible.



($ in billions, except stock price)	11/4/2010	11/4/2013	Δ Change
Stock Price	$33.84	$18.47	(45%)
Market Capitalization	$17.6	$9.4	(47%)
Enterprise Value	$14.9	$6.3	(58%)

104% Underperformance

+59%

(45%)

Source: Bloomberg. Represents total return including dividends.
1. November 4, 2013 represents the last day before Elliott's purchase of material amounts of JNPR shares began.

[6]

Broad Calls for Change: Our Views Are Widely Held

Elliott is not alone in our recognition of Juniper's share price and operational underperformance

- **The analyst community has repeatedly called for change – including the same simple fixes we are advocating today**
- **This extensive analyst commentary clearly indicates that these initiatives should be very well-received by the investment community**

*"We believe the exit of CEO Kevin Johnson raises some concerns around execution, which has been largely uneven of late. That said, **his eventual successor could be more opportunistic around costs and buybacks, while simplifying the product line**. Time will tell"* – Barclays (7/24/13)

1 Cost Realignment

- *"**Can we speak about the cost structure of Juniper and the scope for it to become more efficient**? Because compared to many of the larger IT telecom equipment networking stocks, the operating expense to sales ratio … [is] **almost one of the highest of all the companies that we've looked at**. … **Is it a case of direct cost-cutting?**"* – Credit Suisse, CS Tech Conference (12/4/13)
- *"**One of the frustrations I hear from investors is around OpEx and OpEx management. I think you have one of the highest percentages in terms of sales of R&D spend**. We've seen other companies in the sector that have **throttled back on OpEx, returning cash in an aggressive way, and they're being rewarded for that**"* – UBS, UBS Tech Conference (11/19/13)
- *"**Cost cutting should be focal**. Juniper's operating margin structure has been under pressure for several years … . Over the same period revenue has grown at a CAGR of 3.3% per year which raises questions about management's ability to control operating expenses. On an absolute dollar basis, operating expenses have risen by over $300 million from $1.8 billion in 2010 to $2.1 billion in 2012 which, as a percentage of sales, is the **highest within our coverage universe**"* – Credit Suisse (9/18/13)
- *"The retirement of CEO Kevin Johnson, while not expected this quarter, **could provide an opportunity for a new strategic approach given the difficulties the company has faced. At the very least, it gives the stock a chance to benefit from the restructuring and realignment story that usually occurs after a CEO transition**"* – Morgan Stanley (7/24/13)
- *"**We view the increased opex as disappointing** as leverage was one of the main reasons investors were attracted to Juniper's stock"* – Stifel Nicolaus (7/24/13)
- *"We continue to believe the **company's R&D level is far too high** and **generates below average returns** compared to rivals such as Cisco and F5 which have R&D in the 10-11% of revenue range"* – Wedbush Securities (6/13/12)
- ***"The main issue that is impacting Juniper's opex structure is the number of new projects the company has undertaken …, each of which required big new investments**. … In our view, the underwhelming initial reception for MobileNext and QFabric is evidence that the **company should adopt a more prudent investment strategy going forward …**. We also believe that **Juniper should address its cost structure … including exiting lagging businesses**"* – Bank of America Merrill Lynch (5/23/12)

2 **Capital Return**

☐ *"Despite Juniper's strong fundamental performance this year that has driven the Street's EPS estimates higher versus a year ago, Juniper's stock (up 10% YTD) has underperformed relative to the S&P 500 Index (up 26%) in 2013. As such, we discussed the opportunity for an accelerated stock repurchase program with Juniper. … We believe a $3 billion stock repurchase program could be 15-20% accretive to EPS"* – Cantor Fitzgerald (12/11/13)

☐ *"With respect to uses of cash, is there an argument for giving a committed level of cash return to shareholders out of free cash flow, given the healthy cash balance you have, given that it feels like cash flow, as a trend, should be rising going forward?"* – Credit Suisse, CS Tech Conference (12/4/13)

☐ *"Over the past three years, free cash flow generation at Juniper has averaged over $550 million per year. Further, the company has a relatively strong balance sheet with $2.8 billion of net cash at the end of the June quarter or 26% of the current market cap. … we believe Juniper could and should institute a more formal capital return strategy"* – Credit Suisse (9/18/13)

☐ *"We believe there is scope for increased cash distribution"* – Credit Suisse (9/18/13)

☐ *"Healthy cash flow, no dividend. A quarterly dividend of $0.08/share would be very reasonable (potential yield 1.6%), but nothing's planned as yet"* – RBC (8/12/13)

☐ *"Juniper is a member of a club that most investors would like to see it resign from: Out of the 35 largest Hardware & Equip companies globally, JNPR is one of only four that is not expected to pay a dividend over the NTM. We believe it is time for JNPR to quit this club. … we think a dividend would be viewed as a much-needed sign of mgmt's longer-term confidence. … The knock-on positive effect of paying a dividend is bringing a whole new class of shareholders into the ownership base"* – Citi (6/7/13)

☐ *"We think it is time that Juniper quits the non-dividend payers and joins the overwhelming majority of global peers that directly return cash to shareholders"* – Citi (6/7/13)

☐ *"Risks to our Sell rating include a stronger carrier spending environment, improved competitive positioning, or a more aggressive capital allocation strategy, including the introduction of a dividend or a large buyback"* – Goldman Sachs (4/24/13)

☐ *"What would make us more positive? More aggressive capital allocation and/or activist shareholder involvement. Juniper's strong balance sheet … and cash flow generation (estimated 7% FCF yield in CY13) make it a strong candidate for a significant buy-back or initiation of a dividend"* – Goldman Sachs (3/19/13)

☐ *"Juniper's share repurchases are typically used to offset stock option dilution resulting from the company's employee stock plans rather than being opportunistic buybacks based on price"* – Goldman Sachs (6/13/12)

[8]

③ Product Portfolio Optimization

☐ *"On the product portfolio side, is there an argument that Juniper should be somewhat more focused?"* – Credit Suisse, CS Tech Conference (12/4/13)

☐ *"Juniper's current product cycle ramp seems to be the result of efforts to out-innovate the competition beyond what the business organization structure could support. Juniper seems to have been committed to product launches while Cisco abandoned its strategy of innovation for a much more focused approach. Juniper's diversification in multiple new product segments could bring its relevance to its core customer base into question"* – FBR (9/18/13)

☐ *"The Security business has been a very difficult one. … Is that a core business for Juniper? Or could it be a candidate for divestiture at some point?"* – Citigroup, Citi Global Technology Conference (9/4/13)

☐ *"We wonder if a new CEO would initiate a restructuring. Specifically, we believe that the company has too many products that continue to underperform, especially on the security side"* – Stifel Nicolaus (8/20/13)

☐ *"And when QFabric came along, there was a very big promise. And yet it hasn't really delivered to where your expectations were"* – Oppenheimer, Oppenheimer Technology Conference (8/13/13)

☐ *"Juniper has been donating market share in security for several years now implying a new strategic direction may be considered"* – RBC (8/12/13)

☐ *"In security, Juniper has been trying to stabilize the business for some time. You have $2.8 billion in cash, which incidentally is the check that Cisco wrote this morning to acquire Sourcefire. So with that in mind, how do you accelerate change for the security division with the limited resources? And is the stability in the business worth all the investments that you're making or is it better to kind of reallocate those resources and refocus on wireless, core routers or PTX, which is your traditional areas of strength"* – RBC, Q2'13 Earnings Call (7/23/13)

☐ *"Is it possible to separate [enterprise security] from the carrier security side and sort of run it for cash as opposed to for growth?"* – Morgan Stanley, Q2'13 Earnings Call (7/23/13)

☐ *"As the networking market has shown sort of below trend growth over the last several years, if it continues to be sluggish how will you guys think about right-sizing your business or restructuring to fit this new level of growth"* – Investor Q&A, BAML Conference (6/5/13)

☐ *"Juniper has had higher than average senior management turnover over the last 3 years. While change is constant in Silicon Valley, we are focused on future execution in the switching business, as two executives who led their entry into the market, Hitesh Sheth and David Yen, departed to competitors in 2009 and 2011"* – Goldman Sachs (3/19/13)

☐ *Loss of focus, loss of share - We attribute Juniper's share losses to a number of factors… Beyond product deficiencies, we believe the company's dispersed efforts on multiple fronts (new routers, data center switches, MPLS, etc) restricted funding availability for sales efforts, exacerbating the problem"* – Bank of America Merrill Lynch (1/8/13)

[9]

1 Value Creation Initiative #1: Cost Realignment Plan

JUNIPER NETWORKS

Juniper should <u>reduce operating expenses by $200M in 2014</u> by pursuing <u>highly achievable</u> operational efficiencies, focusing its R&D budget on its main business and eliminating lower risk-adjusted ROI projects

- As the previous pages demonstrate, investors and Street analysts have repeatedly expressed their frustration with Juniper's excessive spending, particularly in R&D, where the company's outsized budget has generated below average returns
  - **Reducing R&D spend as a % of revenue to peer average levels would save Juniper ~$420M of annual operating expense**
- Juniper's historical efforts to spend massive sums to enter the security market (NetScreen acquisition) and upgrade data center switching (QFabric development) are widely regarded as failing
- Numerous industry experts have confirmed that **<u>a prudent $200M operating expense reduction is highly achievable</u>**
- Realization of a clearly articulated and meaningful cost savings plan can **<u>restore confidence in Juniper</u>** by communicating that the Company is prudently reducing spend while making targeted investments in an effort to maximize shareholder value
  - The plan will need to be clearly messaged to the Street with a high level of detail and management's clear commitment around full implementation as investors are skeptical after the company failed to deliver on its last cost plan
- Enhanced free cash flow from a streamlined cost base would provide Juniper additional flexibility to be more aggressive with capital return

2015E VALUE ENHANCEMENT FROM COST SAVINGS [1, 2]

($ in millions, except per share data)

		Stock Price Appreciation					Resulting 2015E	
2015E P/E		15.4x	15.9x	16.4x	16.9x	17.4x	EPS	Opex (% of Rev)
% Chg. From Current '15E P/E		-	3.2%	6.5%	9.7%	13.0%		
	$170	22%	26%	29%	33%	37%	$1.80	39%
2014E Run-Rate	$185	23%	27%	31%	35%	39%	$1.82	39%
Opex Decrease	$200	24%	28%	32%	37%	41%	$1.84	39%
Off of 2013E Base	$215	26%	30%	34%	38%	42%	$1.87	38%
	$230	27%	31%	36%	40%	44%	$1.89	38%

Implies a stock price of ~$28–$32

We believe a $200M reduction in operating expenses would drive potential stock prices of ~$28-$32 (up 24-41%) and should be embraced by management and the board as a prudent and value-maximizing step for the Company

Source: Elliott estimates. Based on Bloomberg, company filings, Capital IQ, and Wall Street research. Analysis as of 1/9/14.
1. Assumes operating expense reduction is implemented over the course of 2014 with full savings realized by Q4'14. Assumes $200M run-rate operating expense reduction results in 2015E non-GAAP operating expense of $1,981M.
2. Pro forma EPS determined by adding pro forma after-tax cost savings to 2015E net income. Assumes non-GAAP tax rate of 28%.

1 Juniper's R&D Spend is Excessive Relative to Peers

Juniper's R&D spend is significantly higher than its peers relative to revenue and per R&D employee, representing a significant source of savings as part of the recommended cost realignment plan

LTM Non-GAAP R&D as a % of LTM Revenue



Juniper's LTM R&D as a % of revenue is 9+ points higher than the peer average. The recommended target of $200M of opex savings is conservative relative to total potential savings of ~$420M in R&D alone
21%
18%
15%
12%
9%
6%
3%
–
HP 3%
Netgear 6%
CheckPoint 8%
EMC 10%
Peer Avg. 11%
Cisco 11%
F5 12%
NetApp 13%
Polycom 15%
JDSU 15%
Riverbed 15%
Brocade 16%
Juniper 21%

LTM Non-GAAP R&D Dollars Spent per R&D Employee ($K) (1)



Juniper spends ~27% more per R&D employee than the peer average. If Juniper spent at the peer average level, it would save ~$200M per year
$230
$200
$170
$140
$110
$80
CheckPoint $113
JDSU $174
Peer Average $181
Polycom $182
Netgear $185
F5 $192
Riverbed $193
NetApp $197
Cisco $212
Juniper $229

Source: Company filings. Analysis performed as of 1/9/14.
1. Includes only those peer companies that disclose their number of R&D employees.

1 Juniper is Recognized as Paying the Highest Average Base Salary

Juniper has been recognized as paying the highest average base salary to software engineers, ahead of many technology stalwarts with larger revenue bases and market caps and better performance. This ranking supports the cost structure analysis that shows that the Company has excessive R&D levels relative to peers

We have held extensive interviews with numerous industry experts that have stated that a $200M+ reduction of operating expenses is prudent and highly achievable while still enabling the company to maintain targeted investments in growth areas

RANK	COMPANY	AVERAGE BASE SALARY
1	Juniper Networks	$159,990
2	LinkedIn	$136,427
3	YAHOO!	$130,312
4	Google	$127,143
5	Twitter	$124,863
6	Apple	$124,630
7	ORACLE	$122,905
8	Walmart	$122,110
9	Facebook	$121,507
10	integral	$117,927
11	ARISTA	$116,067
12	NVIDIA	$115,649
13	ebay	$114,720
14	amazon	$110,907
15	hp	$110,506
16	BROCADE	$110,069
17	CISCO	$109,491
18	Microsoft	$108,611
19	intel	$108,210
20	intuit	$107,440
21	Expedia	$105,126
22	ERICSSON	$102,610
23	FACTSET	$102,476
24	BROADCOM	$101,808
25	QUALCOMM	$101,094

Based on companies with at least 50 software engineer salary reports between 10/1/12-9/30/13.

glassdoor
25 HIGHEST PAYING COMPANIES FOR SOFTWARE ENGINEERS 2013

Source: Glassdoor, October 2013. http://www.glassdoor.com/blog/25-highest-paying-companies-software-engineers-2013-glassdoor-report/.

2 Value Creation Initiative #2: Capital Return Plan

JUNIPER NETWORKS

Juniper should announce a new $3.5B share repurchase and dividend program, consisting of an immediate $2.5B repurchase in 2014, a $1.0B repurchase in 2015, and a $0.125 / share quarterly dividend

- Juniper should announce a capital return program consisting of two components, one immediate and one ongoing:
  - **$3.5B share repurchase program** comprised of the immediate execution of a $2.5B repurchase in Q1'14 to be completed during 2014 and a $1.0B repurchase to begin in Q1'15 and to be completed during 2015. Both will be funded with US cash and new debt
  - Institute a **quarterly dividend of $0.125 per share** as part of a public commitment to return 50% of free cash flow annually
- A significant return of capital today would yield a substantial and immediate return for shareholders and show that Juniper's management and board are focused on driving shareholder value
- Ongoing returns of capital provide recurring benefits to shareholders, instill needed discipline in the Company's capital allocation strategy, and force the market to give proper credit to Juniper's significant cash generation
- A more shareholder-friendly capital allocation strategy would also likely lead to the expansion of Juniper's valuation multiple, resulting in a significant increase in Juniper's share price

2015E VALUE ENHANCEMENT FROM SHARE REPURCHASE PROGRAM [1, 2, 3]

($ in millions, except per share data)

EPS Accretion

Repurchase Price		$22.83	$23.40	$23.97	$24.54	$25.11
Repurchase Premium		–	2.5%	5.0%	7.5%	10.0%
	$3,000	22%	21%	20%	19%	18%
Share	$3,250	24%	23%	22%	21%	20%
Repurchase	$3,500	26%	25%	24%	23%	22%
	$3,750	28%	27%	26%	25%	23%
	$4,000	31%	29%	28%	27%	25%

Stock Price Appreciation

2015E P/E		15.4x	15.9x	16.4x	16.9x	17.4x
% Chg From Current '15E P/E		–	3.2%	6.5%	9.7%	13.0%
	$3,000	20%	24%	28%	31%	35%
Share	$3,250	22%	26%	30%	33%	37%
Repurchase	$3,500	24%	28%	32%	36%	40%
	$3,750	26%	30%	34%	38%	42%
	$4,000	28%	32%	36%	40%	45%

We believe Juniper can drive its stock price to ~$28–$32 (appreciation of ~24-40%) if it immediately implements a $3.5B share repurchase program comprised of a $2.5B ASR in 2014 and a $1.0B ASR in 2015

Source: Elliott estimates. Based on Bloomberg, company filings, Capital IQ, and Wall Street research. Analysis as of 1/9/14.

1. Assumes $2.5B ASR initiated in Q1'14 with 70% of shares delivered in Q1'14 and 30% delivered in Q4'14. Assumes $1.0B ASR initiated in Q1'15 with 70% of shares delivered in Q1'15 and 30% delivered in Q4'15.
2. Assumes $2.5B ASR is funded with $1.0B of available US cash and $1.5B of new debt at time of ASR initiation. Assumes $1.0B ASR is funded with $350M of available US cash and $650M of new debt at time of ASR initiation. Assumes loss of interest income on cash used of 0.5%, cost of debt of 4.5%, and financing fees on new debt of 2.0% amortized over 7 years. Assumes a US statutory rate of 35% related to increased net interest expense in the US.
3. Stock Price Appreciation assumes 5.0% repurchase premium.





2 The Optimal Capital Return Plan for Juniper

JUNIPER NETWORKS

As Juniper looks to implement an optimal strategy for returning excess capital back to its shareholders, it is CRITICAL that the Company is focused on a comprehensive program that will distribute existing excess capital immediately while also addressing longer-term uses for excess cash

- **<u>Immediate</u> return of capital can take one of three forms:**
  - ✓ ***Open Market Repurchases***: Shares are repurchased in the open market either: a) by the company directly or b) via an investment bank with a substantial portion delivered to the company upfront ("Accelerated Share Repurchase" or "ASR")
    - Strong signal to shareholders that shares are undervalued
    - Allows for immediate repurchase of shares at a relatively low premium and certainty of execution on amount of repurchase
  - ***Tender Offer***: Large one-time share repurchase at a slight premium to current price
    - Strong signal to shareholders: Shares are perceived by investors as undervalued; tends to lead to maximum EPS accretion
    - Certainty of execution and price at which the repurchase will occur
  - ***Special Dividend***: Large one-time cash dividend
    - Provides immediate and realized return for shareholders; provides a choice to re-invest in the business
    - Tax impact for shareholders
    - No commitment to ongoing return of capital, no EPS accretion and questionable sustainable valuation increase
- **<u>Ongoing</u> return of capital commitment can take one of two forms:**
  - ✓ ***Recurring Dividend***: Our analysis suggests Juniper should institute a regular quarterly dividend of $0.125 per share, implying an annual yield of ~2.2% at the current share price (1)
  - ✓ ***Consistent Buybacks***: Share buyback program where a significant amount of annual free cash flow is committed to be used to retire shares every quarter going forward

Juniper must be focused on delivering both an immediate large return of capital AND incorporating a consistent and ongoing dividend and buyback program

1. Current price as of 1/9/14.

2 **Juniper's Strong Ongoing Free Cash Flow Generation Enables the Company to Pay a Healthy Dividend Yield of At Least 2.2%**

JUNIPER NETWORKS

Most leading technology companies (68% of tech companies in S&P 500) now embrace dividends as a tool to drive shareholder value

SELECT LISTED TECHNOLOGY COMPANIES – U.S. HEADQUARTERED [1]

(As of 1/9/14) Company	Dividend Yield		(As of 1/9/14) Company	Dividend Yield
Intel	3.6%		Linear Technology	2.3%
Maxim Integrated Products	3.7%		Corning	2.2%
Seagate	3.0%		Applied Materials	2.3%
Lexmark	3.4%		Xilinx	2.2%
Microchip	3.1%		Apple	2.3%
Cisco	3.1%		Nvidia	2.2%
CA	3.0%		IBM	2.0%
Microsoft	3.2%		Hewlett-Packard	2.1%
Texas Instruments	2.8%		Xerox	1.9%
KLA-Tencor	2.9%		Motorola Solutions	1.9%
Analog Devices	2.7%		**Median**	**2.6%**
Symantec	2.6%		**Juniper**	**0.0%**

JUNIPER SELECTED PEER GROUP

(As of 1/9/14) Company	Dividend Yield
Intel	3.6%
Seagate	3.0%
Cisco	3.1%
Texas Instruments	2.8%
Corning	2.2%
IBM	2.0%
Hewlett-Packard	2.1%
Motorola Solutions	1.9%
Median	**2.5%**
Juniper	**0.0%**

POTENTIAL RETURN TO SHAREHOLDERS

- Opportunity exists for Juniper to return additional capital to shareholders in the form of dividends:
    - Returns immediate capital to shareholders
    - Instills much-needed management discipline with capital deployment due to "non-discretionary" nature of dividends
    - Places Juniper in the company of other leading technology bellwethers employing dividends as a component of Total Shareholder Return
    - Attracts a new class of institutional shareholders focused on yield
    - Accomplishes all of the above while maintaining a strong balance sheet
- Assuming a $3.5B share repurchase program through 2015, Juniper still has available capital to return to shareholders as previously described
- Juniper's selected peer group has a median dividend payout of 2.5% annually. We propose an annual dividend of $0.50 (~2.2% annual yield) with quarterly payouts beginning Q1'14

($ in millions, except per share data)	
Annual Dividend Per Share	$0.50
Juniper Stock Price as of 1/9/14	$22.83
Dividend Yield – Juniper Pro Forma	2.2%
Pro Forma 2014E US Free Cash Flow [2]	$298
Less: Expected Dividend Payment [3]	(213)
Excess Pro Forma 2014E US Free Cash Flow	$86
Dividend as % of Pro Forma 2014E US Free Cash Flow	71%
Pro Forma 2015E US Free Cash Flow [2]	$404
Less: Expected Dividend Payment [3]	(186)
Excess Pro Forma 2015E US Free Cash Flow	$218
Dividend as % of Pro Forma 2015E US Free Cash Flow	46%

68% of Tech Companies that Trade on the S&P 500 are Dividend Payers
In Q3'13, Tech Led all Sectors with 46% YoY Growth in Aggregate Dividends Per Share Paid [4]

1. Based on analysis of current dividend paying companies from set of largest US technology companies as of 1/9/14.
2. Based on Wall Street research estimates and assumes 50% of status quo free cash flow is generated in the US, $200M of a run-rate operating expense reduction in 2014 (50% in the US), $129M of cash restructuring costs in 2014 (50% in the US), and stock repurchase program comprised of a $2.5B ASR (funded with $1.5B of new US debt and $1.0B of US cash) in 2014 and a $1.0B ASR (funded with $650M of new US debt and $350M of US cash) in 2015. Assumes loss of interest income on cash used of 0.5%, cost of debt of 4.5%, and financing fees on new debt of 2.0% amortized over 7 years. Assumes a US statutory rate of 35% related to increased net interest expense in the US and non-GAAP tax rate of 28% on cost savings. Assumes status quo free cash flow of $665M in 2014E and $753M in 2015E.
3. Assumes average basic shares of 425M in 2014 and 372M in 2015 pro forma for recommended $3.5B share repurchase program.
4. Based on FactSet Dividend Quarterly report dated December 16, 2013.

[15]

Juniper's Net Cash Balance as a % of Market Cap is Among the Highest in Large-Cap Tech

②

JUNIPER NETWORKS

Large-Cap Tech's Net Cash as % of Market Cap [1]



Juniper's Historical Net Cash as a % of Market Cap Over Time [1]



Juniper's net cash as a % of market cap has continued to trend higher

Source: Company filings; Capital IQ
Note: Net cash includes short-term and long-term investments. Market cap calculated as share price multiplied by basic shares.
(1) As of 11/4/13, which represents the last day before Elliott's purchase of material amounts of JNPR shares began.

2 A Large and Immediate Buyback should be a Highly Attractive Investment for Juniper Given Shares are Currently Valued Lower than Historical Averages

EV / NTM EBITDA (January 9, 2011 – January 9, 2014)


16x
14x
12x
10x
8x
6x
4x
3-Year Average: ~8x
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12
May-12
Jul-12
Sep-12
Nov-12
Jan-13
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14

PRICE / NTM EARNINGS (January 9, 2011 – January 9, 2014)


29x
26x
23x
20x
17x
14x
11x
3-Year Average: ~19x
Jan-11
Mar-11
May-11
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12
May-12
Jul-12
Sep-12
Nov-12
Jan-13
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14

Juniper's stock is trading at a discount to historical valuation multiple levels, making a repurchase a good investment for the company – also signals management's confidence in future performance

Source: Capital IQ as of 1/9/14; Enterprise value based on basic shares outstanding.

1 + **2** Value Creation Initiatives #1 & #2: Cost Realignment + Capital Return
Should Result in Significant, Long-Term Value Creation

JUNIPER NETWORKS

The combination of a $3.5B share repurchase program and a $200M operating expense reduction could result in Juniper's stock price rising to $35 – $40 in our view

- These highly value-accretive cost realignment and capital return initiatives will change the narrative around Juniper:
  - Juniper as a shareholder-friendly, more streamlined business with growth pathways
  - We believe Juniper would effectively be "re-valued" as a new, much more investable stock story

2015E VALUE ENHANCEMENT FROM IMMEDIATE SHARE REPURCHASE AND COST SAVINGS [1,2,3]

($ in millions, except per share data)

EPS Accretion

'14E Run-Rate Opex Decrease		$170	$185	$200	$215	$230
'15E Resulting Opex		$2,011	$1,996	$1,981	$1,966	$1,951
Share	$3,000	48%	49%	51%	53%	55%
Repurchase	$3,500	53%	55%	57%	59%	61%
	$4,000	59%	61%	63%	65%	67%

Value creation is tremendous – 57% EPS accretion and stock prices of $35-40, representing 57-77% upside

Implied Stock Price[4]

2015E P/E		15.4x	15.9x	16.4x	16.9x	17.4x
Share	$3,000	$34.54	$35.66	$36.78	$37.90	$39.03
Repurchase	$3,500	$35.82	$36.98	$38.15	$39.31	$40.47
	$4,000	$37.25	$38.46	$39.67	$40.88	$42.09

We believe these two simple steps could yield a permanent & significant increase in value reflected by a stock price of $35 – $40

Source: Elliott estimates. Based on Bloomberg, company filings, Capital IQ, and Wall Street research. Analysis as of 1/9/14.
1. Assumes $2.5B ASR initiated in Q1'14 with 70% of shares delivered in Q1'14 and 30% delivered in Q4'14. Assumes $1.0B ASR initiated in Q1'15 with 70% of shares delivered in Q1'15 and 30% delivered in Q4'15.
2. Assumes $2.5B ASR is funded with $1.0B of available US cash and $1.5B of new debt at time of ASR initiation in Q1'14. Assumes $1.0B ASR is funded with $350M of available US cash and $650M of new debt at time of ASR initiation in Q1'15. Assumes loss of interest income on cash used of 0.5%, cost of debt of 4.5%, and financing fees on new debt of 2.0% amortized over 7 years. Assumes a non-GAAP tax rate of 28% related to cost savings and US statutory rate of 35% related to increased net interest expense in the US.
3. Share repurchase assumes 5.0% repurchase premium. Analysis assumes operating expense reduction is implemented over the course of 2014 with full savings realized by Q4'14.
4. Assumes $200M run-rate reduction in operating expenses over the course of 2014, resulting in 2015E operating expense of $1,981M.

[18]

Juniper has the Clear Opportunity to Immediately Implement a Highly Accretive Cost Realignment and Capital Return Program

(1) + (2)

JUNIPER NETWORKS

($ in millions, except per share data)	2013E	2014E					2015E				
		Q1'14	Q2'14	Q3'14	Q4'14	2014E	Q1'15	Q2'15	Q3'15	Q4'15	2015E
P&L Impact											
Status quo net income [1]	$625	$149	$169	$183	$199	$699	$176	$187	$193	$203	$759
Cost savings [2]	–	16	32	48	64	161	64	64	64	64	257
Lost interest income and new interest expense [3]	–	(19)	(19)	(19)	(19)	(77)	(27)	(27)	(27)	(27)	(110)
Tax Impact [4]	–	2	(2)	(7)	(11)	(18)	(8)	(8)	(8)	(8)	(34)
Pro forma net income	$625	$148	$179	$205	$232	$765	$204	$216	$222	$231	$873
Pro forma average diluted shares [5]	509	436	437	437	406	429	378	378	379	367	375
Pro forma diluted EPS	**$1.23**	**$ 0.34**	**$ 0.41**	**$ 0.47**	**$ 0.57**	**$ 1.78**	**$ 0.54**	**$ 0.57**	**$ 0.59**	**$ 0.63**	**$ 2.33**
Street Diluted EPS	$1.23	$0.29	$0.33	$0.36	$0.39	$1.37	$0.34	$0.37	$0.38	$0.40	$1.48
% accretion / (dilution) above Street	–	16%	24%	31%	47%	30%	57%	56%	55%	59%	57%
Cash flow and balance sheet impact											
US cash & investments [6]	$1,767	$721	$741	$773	$823	$823	$475	$538	$602	$678	$678
International cash & investments	2,493	2,543	2,628	2,726	2,837	2,837	2,916	3,042	3,168	3,307	3,307
Total cash & investments	$4,261	$3,264	$3,369	$3,499	$3,661	$3,661	$3,391	$3,580	$3,770	$3,985	$3,985
Pro forma total debt [7]	$1,000	$2,500	$2,500	$2,500	$2,500	$2,500	$3,150	$3,150	$3,150	$3,150	$3,150
Pro forma net cash	**$3,261**	**$764**	**$869**	**$999**	**$1,161**	**$1,161**	**$241**	**$430**	**$620**	**$835**	**$835**
Pro forma operating free cash flow [8]		$110	$183	$207	$235	$735	$141	$236	$237	$260	$873
After-tax restructuring costs [9]		(23)	(23)	(23)	(23)	(93)	–	–	–	–	–
Share repurchases		(2,500)	–	–	–	(2,500)	(1,000)	–	–	–	(1,000)
Dividends [10]		(54)	(54)	(54)	(50)	(213)	(47)	(47)	(47)	(45)	(186)
Debt proceeds		1,500	–	–	–	1,500	650	–	–	–	650
Financing fees [11]		(30)	–	–	–	(30)	(13)	–	–	–	(13)
Change in cash		($997)	$105	$130	$162	($600)	($269)	$189	$190	$215	$324
Credit statistics											
Debt / LTM EBITDA		2.3x	2.1x	2.0x	1.9x	1.9x	2.2x	2.1x	2.0x	2.0x	2.0x
LTM EBITDA / net cash interest expense		9.8x	10.4x	11.2x	11.9x	11.9x	10.0x	10.5x	10.7x	10.9x	10.9x

Source: Elliott estimates. Based on Bloomberg, Capital IQ, company filings, and Wall Street research. Analysis performed as of 1/9/14.
1.   Based on Wall Street estimates and Company guidance.
2.   Assumes a $200 million run-rate operating expense reduction in 2014 implemented over 4 quarters resulting in annualized opex savings relative to Street of $257M in 2014 (full savings realized in Q4'14) and 2015.
3.   Assumes pre-tax interest rate of 4.5% on new debt, pre-tax yield on cash of 0.5% and financing fees on new debt of 2.0% amortized over 7 years.
4.   Assumes non-GAAP tax rate of 28% applied to cost savings. Assumes 35% tax rate applied to interest expense is paid out of US cash flow and any cash used is from available US cash.
5.   For buybacks, assumes ASR with 70% of shares delivered immediately and remaining at end of program. Assumes 5% repurchase premium.
6.   Assumes 41% of current cash balance is in the US and that available US cash is used to fund buybacks, dividends and interest payments. Assumes 50% of status quo free cash flow and cost savings are generated in the US
7.   Assumes $1.5 billion of debt raised in Q1'14 to fund $2.5 billion ASR and $650 million of debt raised in Q1'15 to fund $1.0 billion ASR.
8.   Free cash flow pro forma for cost savings and additional interest expense associated with new debt. Assumes status quo free cash flow of $665M in 2014E and $753M in 2015E.
9.   Assumes pre-tax restructuring costs at 50% of pre-tax cost savings. Assumes non-GAAP tax rate of 28%.
10.   Assumes quarterly dividend of $0.125 per share.
11.   Assumes financing fees on new debt of 2%.

[19]

JUNIPER NETWORKS

Juniper's entrances into Security and Switching are widely perceived as missteps and distractions

Target for Strategic Review / Divestment

Network Security: NetScreen Acquisition

- Juniper spent a significant ~$4 billion to acquire NetScreen in 2004, representing ~15x LTM revenue
- The acquisition was done at a time when Juniper had an incentive program in place to reward management to do acquisitions. This program was profiled in a Wall Street Journal article titled "The 'I Must Do a Merger' Bonus"[1]
- Juniper has lost significant market share over time and significantly mis-executed on a product transition away from legacy NetScreen products
- Given the security business's underperformance and dilution to Juniper's year-over-year growth profile, Street analysts have repeatedly asked management if the business can be divested or de-emphasized
- <u>Juniper's board should undertake a strategic review of the security business, which is underperforming and now lacks a leader after Bob Muglia's recent resignation</u>



Juniper Security YoY Revenue Growth (%)

2011: (6%)
2012: (4%)
YTD'13: (19%)

"In the security business, we've been in a rough period for some time. And a large part of my time goes into helping to turn this business around. We – to be pretty simple, we did not affect a product transition a few years ago as well as we could have. ... *it was a strategic error*," – Bob Muglia, ex-SSD EVP, 8/13/13

Evaluation of Spend & Strategy

Switching: QFabric Development and Go-To-Market

- Juniper overpromised and underdelivered on the development and sales of its data center fabric QFabric, with limited uptake of the full fabric architecture, which it spent $100M+ over 2 years to create. Issues included the perception that QFabric was too proprietary and that the product was rushed out and not ready upon initial release (e.g., did not have sufficient high availability and redundancy features)
- Since Juniper first announced its data center fabric, the product was delayed and a number of other competitors (including Cisco, Brocade, Alcatel-Lucent, Arista, Avaya, Extreme, Force10, etc.) released competing products. QFabric fell under scrutiny as a product that had failed to live up to its initial hype
- Juniper's overall switching share remains very low at ~3% [2] in a competitive market dominated by Cisco and has failed to gain significant traction despite entrance into the market 5 years ago

A strategic review of the Security business and an evaluation of the spend and strategy around the Switching business are both appropriate and timely given the failures in these two areas

Source: Company filings, Wall Street research.
1.   Details of 2004 management incentive plan disclosed on p. 58 of Feb. 24, 2004 merger proxy. WSJ article "The 'I Must Do a Merger' Bonus" published on 4/6/04 can be found at http://online.wsj.com/news/articles/SB108120240525174709.
2.   Per IDC's Worldwide Ethernet Switch 3Q13 Market Share Update, Dec. 2013.

3 M&A Track Record Has Resulted in Significant Lost Value

JUNIPER NETWORKS

Juniper has spent over $7B on acquisitions, which amounts to 111% of its enterprise value at the time Elliott began to buy material amounts of the Company's stock. Juniper should give strong consideration to <u>halting its acquisition program while it focuses on execution in its existing businesses</u>

It is unusual to see a company that has spent more than its entire enterprise value on acquisitions – even more so when those acquisitions are such small contributors to value today

($ in millions)

Date	Target	Business Area	Ent. Value [1]
Dec-13	WANDL [2]	Network Software	$60
Feb-13	Webscreen Systems Limited	Security	10
Dec-12	Contrail Systems Inc.	Switching	176
Mar-12	BitGravity CDN IP	Network Software	13
Feb-12	Mykonos Software, Inc.	Security	83
Feb-11	Brilliant	Routing	5
Feb-11	OpNext's ASIC technology	Routing	26
Dec-10	Trapeze Networks, Inc.	Wireless LAN	151
Dec-10	Altor Networks, Inc.	Security	103
Jul-10	SMobile Systems, Inc.	Security	69
Apr-10	Ankeena Networks, Inc.	Routing	72
Dec-05	Funk Software, Inc.	Security	129
Oct-05	Acorn Packet Solutions Inc.	Routing	9
Jul-05	Peribit Networks, Inc.	WANOp	350
May-05	Redline Networks, Inc.	ADC	137
May-05	Kagoor Networks, Inc.	SBC	74
Apr-04	NetScreen Technologies Inc.	Security	4,168
Jul-02	Unisphere Networks	Routing	915
Dec-01	Pacific Broadband Communications, Inc.	CMTS	205
Dec-00	Micro Magic, Incorporated	IC Design	259
Jan-00	Pacific Advantage Ltd.	Sales / Support	4
Nov-99	Layer 5	IP	19
	Total Juniper M&A		**$7,036**
	Juniper's Enterprise Value [3]		$6,328
	% of Juniper's Enterprise Value		**111%**

Juniper continued its acquisition strategy in December, even with Juniper's CEO at the time leaving in 2 weeks and the head of Software Solutions having just resigned

Peribit, Redline, Kagoor and Pacific Broadband products have been discontinued. NetScreen's ScreenOS products are also being phased out

In addition to spending over $7B on M&A, Juniper has invested over <u>~$7.7B in R&D</u> since its founding

Source: Capital IQ.
1. Transaction enterprise values calculated from company filings. Presented net of acquired cash and includes transaction costs when such data is disclosed.
2. WANDL acquisition date represents date of announcement.
3. Enterprise value as of November 4, 2013, which represents the last day before Elliott's purchase of material amounts of JNPR shares began.

3 M&A Track Record Has Resulted in Significant Lost Value (cont'd)

JUNIPER NETWORKS

Juniper has historically tried to buy into other attractive markets but consistently mis-executes post-acquisition, resulting in significant missed opportunities and greater shareholder value implications. Pure-play vendors have succeeded in these 4 markets and have a combined value of over $40B today, illustrating that the opportunities for value creation were significant but Juniper simply failed to execute outside of routing

	Acquisitions to Enter Market	Market Dynamics	Value Destruction at Juniper	Missed Opportunity
Network Security	▪ Entered market in 2004 through acquisition of NetScreen likely due to ill-conceived bonus provision ▪ Subsequent security acquisitions include Funk ('05), SMobile ('10), Altor ('10), Mykonos ('12) & Webscreen ('13) ▪ **Total Acquisition Spend: ~$4.6B**	▪ The security appliance market has grown at a ~20% CAGR from 2003-12 (1) ▪ **Juniper has lost significant market share – from 14% in 2003 to 6% in YTD 2013** (1)	▪ Significant mis-execution has resulted in a **19% YoY decline year-to-date** for JNPR in a growing market ▪ Head of software/security business recently resigned ▪ Unclear path forward → **strategic review needed**	▪ Pure-play security vendors today have a **combined market cap of ~$30B**. (2) NetScreen was a leader and would have been more valuable and successful had it not lost share under Juniper's ownership
WAN Optimization ("WANOp")	▪ Entered market in 2005 through acquisition of top 4 WANOp vendor Peribit ▪ Juniper sold WANOp products as WX product line ▪ **Total Acquisition Spend: $350M**	▪ **Peribit/Juniper had 13% market share in 2005, higher than Riverbed at 9.5%** (3) ▪ WANOp market has grown at a 19% CAGR from 2005-12 (3)	▪ Juniper's market share deteriorated over the years while Riverbed gained significant share ▪ **Discontinued WX (WANOp) product line in 2012**, endorsing Riverbed as provider of choice for WANOp	▪ WANOp market leader Riverbed currently has a **market cap of ~$3B**. As part of Juniper, Peribit, one of the top 4 WANOp companies in 2005, has now been discontinued
Application Delivery Controller ("ADC")	▪ Entered market in 2005 through acquisition of top 4 ADC Advanced Platform vendor Redline ▪ Juniper sold ADC products as DX product line ▪ **Total Acquisition Spend: $137M**	▪ ADC market has grown at a 14% CAGR from 2004-12 (3) ▪ **Juniper unable to gain increased traction despite high market growth**	▪ **Discontinued DX (ADC) product line in 2008**, less than 3 years after acquiring Redline ▪ "**Juniper failed to execute in nearly every aspect of the DX business**" (4)	▪ As part of Juniper, Redline, one of the top 4 ADC companies in 2005, failed to keep up with F5, which currently has a **market cap of ~$7B**
Session Border Controller ("SBC")	▪ Entered standalone session border controller market in 2005 through acquisition of Kagoor ▪ Juniper sold standalone SBC products as VoiceFlow line ▪ **Total Acquisition Spend: $74M**	▪ Market experienced strong mid-teens growth from 2005-12 with Acme Packet leading in offering standalone SBCs but **Juniper failed to execute**	▪ **Discontinued its VoiceFlow range of session border controllers (SBCs) in 2006**, only 1 year after purchasing Kagoor ▪ Competitors surprised at Juniper's decision to exit given healthy state of the standalone SBC market	▪ Acme Packet, a leading SBC vendor, was **bought by Oracle for ~$2B** last year. As part of Juniper, Kagoor was discontinued after just one year

Source: Company filings, Capital IQ, press releases, press articles.
1. Per IDC's Q3 2013 Security Appliance Tracker (12/12/13).
2. Includes market caps for CHKP, PANW, FTNT and FEYE as of 1/9/14 and Cisco's purchase price for Sourcefire.
3. Per Infonetics Research's Data Center Network Equipment: Quarterly Worldwide and Regional Market Share, Size and Forecasts: 3Q13 (12/10/13)
4. "Why Did Juniper Really Ax the DX Line?" http://www.eweek.com/c/a/IT-Infrastructure/Why-Did-Juniper-Really-Ax-the-DX-Line/. Feb. 20, 2008.

3 Juniper Has Lost Significant Market Share in Service Provider Routing

Juniper should stay focused on its main service provider routing markets by halting the distraction provided by its numerous non-routing R&D projects and failed efforts in Security and Switching

Service Provider Edge Router Market Share (%): 2005 – 2012



By refocusing and eliminating distractions, Juniper can look to regain the 6 points of market share in edge routers it has lost since 2005
60%
50%
40%
30%
20%
10%
–
53%
20%
18%
8%
Cisco: 31% share
Alcatel: 23% share
Huawei: 20% share
Juniper: 14% share
2005
2006
2007
2008
2009
2010
2011
2012
Cisco
Alcatel-Lucent
Huawei
Juniper

Service Provider Core Router Market Share (%): 2005 – 2012



By refocusing and eliminating distractions, Juniper can look to regain the 12 points of market share in core routers it has lost since 2005
60%
50%
40%
30%
20%
10%
–
53%
36%
2%
Cisco:57% share
Juniper: 24% share
Huawei: 10% share
2005
2006
2007
2008
2009
2010
2011
2012
Cisco
Juniper
Huawei

Source: Infonetics.

Brocade Case Study: Combination of Cost Realignment, Capital Return and Product Portfolio Optimization Generates Impressive Results

JUNIPER NETWORKS

Just like Juniper should: With a new CEO at its helm, Brocade announced a significant cost savings plan, large buyback program and a narrowing of the product portfolio, resulting in a ~67% increase in the stock price

Summary of Shareholder-Friendly Actions

- **1/14/13**: Brocade announces Lloyd Carney (former CEO of Xsigo Systems and Micromuse, former COO of Juniper) as new CEO after Mike Klayko announced retirement on 8/16/12

- **5/16/13**: Brocade announces **$100M annualized net cost savings target** to be completed by February 2014, which stem from narrowing its product portfolio and focusing its go-to-market efforts
  - Narrowing product portfolio includes **reducing investments in certain projects, rationalizing SKUs and potentially divesting or shutting down other products**
  - Assigned program management office leader that reports directly to CEO to oversee cost reduction effort

- **8/13/13**: Brocade announces that it has already achieved $60M of annualized cost savings, leading to faster than expected cost savings and improving cash flow, and repurchased $101M of stock
  - Management is reviewing all expenses over $10,000 and establishing a stricter hiring process requiring that all new hires be approved by the executive team
  - Reiterates a continued focus on improving free cash flow

- **9/25/13**: Brocade announces it has **increased its share repurchase authorization from $308M to $1.0B and committed to returning 60% of ongoing free cash flow to shareholders**. Also formally increases operating margin target by 3+ points due to $100M of net cost savings, which will be realized a quarter earlier than planned
  - 60% of cost savings to come from personnel costs primarily due to removal of middle management layers
  - Other cost savings to come from reduced marketing spend, facilities consolidation and use of merchant silicon

- **11/18/13**: Brocade achieves $100M of cost savings 2 quarters earlier than expected and gross margins benefit from lower manufacturing and Global Services overhead. Company continues to aggressively repurchase stock

Source: Bloomberg, company filings, Wall Street research.

Stock Price Performance (5/17/13 – 1/9/14)



Since initiating its cost realignment, capital return, and product portfolio review, Brocade's stock price has increased by ~67%

Elliott played a significant role in encouraging the change in Brocade's management and in laying out the opportunity for the board

Executing the Value Plan: Messaging to Receive Full Credit

With the right messaging, a committed announcement highlighting the new highly value-accretive initiatives around cost realignment, capital return and product portfolio optimization will be viewed as a positive, transformational step with the potential for long-term value creation

- Announcement should be focused on goal of maximizing shareholder value and demonstrating to shareholders that the Company will unquestionably be achieving the savings and capital return objectives outlined in the release
- Key details are important – Juniper must give the size, structure and timing of the share repurchase program, and the size and timing of the operating expense reduction so that analysts and investors can properly model the changes, ensuring that the Street gives maximum and immediate credit for these shareholder-friendly moves
- Given that Juniper failed to meet its prior cost reduction target by a wide margin, a significant amount of detail and conviction from management will be necessary to ensure that investors and Street analysts understand that this time is different
- Tone of the release should make it clear to investors and Street analysts that the Company is pursuing major but achievable change and that this announcement represents a first step on a new, sustainable path for the Company

PROPER CONTEXT

Taking several steps with the goal of maximizing value for shareholders… review included discussions with existing shareholders about how to create maximum long-term value…

STRATEGIC REVIEW & PORTFOLIO OPTIMIZATION

Initiated strategic review of all parts of business… ensures Juniper remains a highly focused organization… goal of focusing on those areas within Juniper's core competency… return on investment and shareholder value to be maximized

EFFICIENCIES FROM REALIGNMENT

Identified opportunities to drive efficiencies in our business… undertaking a realignment of resources... expected to generate $200M of operating expense reduction implemented over 2014… took action to better align our resources and investments to our most strategic initiatives… enables us to achieve business objectives, profitability, and profit growth expectations…

HIGHLY ACCRETIVE CAPITAL RETURN PROGRAM

Announcing significant enhancements to our capital allocation program… $3.5B buyback program comprised of $2.5B ASR to be immediately executed and $1.0B ASR in 2015 as well as an ongoing commitment to use 50% of our cash flow to pay a $0.125 quarterly dividend and repurchase stock… reflecting our commitment to enhancing shareholder value… carefully structured the program to ensure full flexibility to support innovation and growth initiatives

Executing the Value Plan: Juniper's Current Plan is Not Enough

Juniper has made some attempts and comments around its current plan – but these are insufficient, especially in light of historical results

Cost Savings

- **Juniper's Plan**: In mid-2012, Juniper announced a plan to reduce costs by $150M during 2013 (1)
- **Actual Result**: This plan has now been scrapped. Opex is expected to decline by only ~$44M in 2013, and gross margins will remain flat
- **Value-Maximizing Plan**: Juniper should announce a prudent $200M cost reduction plan, provide a clear and detailed roadmap to investors and commit to achieving its goal this time

Capital Return

- **Juniper's Plan**: Juniper historically has looked to repurchase stock consistently in order to offset employee stock options dilution and will at times look to be opportunistic
- **Actual Result**: Juniper has no dividend, has made no public commitment to return a specific percentage of free cash flow annually to shareholders and has a historical stock repurchase program that has reduced the diluted share count by only ~1% annually since 2009
- **Value-Maximizing Plan**: Given the Company's $4.0B of cash ($1.6B in the US), significant additional debt capacity, substantial free cash flow generation and low valuation, Juniper can and should go much further in its capital return strategy by adopting a $3.5B share repurchase program and a $0.125 quarterly dividend

Product Portfolio Optimization

- **Juniper's Plan**: Juniper will review its product lines on an ongoing basis and look to drive efficiencies; for example, it shut down MobileNext and will be able to re-invest those savings
- **Actual Result**: The enterprise security and switching businesses have been significantly underperforming for some time and need an immediate solution. MobileNext is small and any efficiencies derived from that shutdown do not move the needle
- **Value-Maximizing Plan**: Juniper needs to restructure its enterprise security and switching businesses, which have significantly underperformed and consumed valuable financial and management resources.

Source: Company filings, call transcripts

1. Q2'12 Juniper earnings call: "In 2013, we anticipate an operating expense reduction of approximately $150 million over our estimated 2012 levels, with benefits beginning to be reflected in Q1 and the majority of the reduction occurring in the second half of 2013."

Conclusion & Next Steps

- **This three-pronged value plan outlines a "New Juniper" – with a streamlined cost structure, a capital return plan and a strategic review of the product portfolio – all of which we strongly believe will be readily embraced by our fellow shareholders:**
    1. Cost realignment: $200M operating expense reduction implemented over 2014
    2. Capital return: $3.5B share repurchase program over 2 years with a $2.5B ASR immediately and a $1.0B ASR in 2015 and an ongoing commitment to return 50% of free cash flow including a $0.125 quarterly dividend
    3. Product portfolio optimization: Conduct strategic review of security and switching businesses to simplify Juniper's product portfolio to focus on projects with the greatest risk-adjusted return on investment
- We recommend immediate implementation of these three recommended value creation initiatives with appropriate messaging and detail
- Proper messaging of these new highly value-accretive initiatives will convey to the market that this value creation plan is actually a transformation and that Juniper is on a new, sustainable path towards consistent value-maximization
- **We sincerely hope that we can work with management and the board in a friendly and collaborative manner to institute the necessary changes and put Juniper back on the path towards success**
- **We thank Juniper for consideration of these thoughts**

Juniper has an incredible opportunity to deliver long-overdue value to shareholders through the three-pronged plan, which we believe can lead to a stock price of $35-$40 per share